Condensed Consolidated Interim
Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		March 31, 2022	December 31, 2021
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$768,436	$947,230
Amounts receivable		141,827	76,841
Inventories		229,227	221,220
Other current assets	18	26,239	25,802
		1,165,729	1,271,093

Property, plant and equipment	6	1,442,985	1,272,091
Deferred income tax assets	13	88,814	101,300
Other non-current assets	7,18	35,434	32,084
		1,567,233	1,405,475
Total assets		$2,732,962	$2,676,568

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$188,838	$186,820
Income tax payable		37,577	25,253
Other current liabilities	18	23,445	15,281
		249,860	227,354

Deferred income tax liabilities	13	33,376	54,861
Provision for reclamation		277,405	331,312
Other non-current liabilities	7,18	51,047	19,425
		361,828	405,598
Shareholders' equity
Share capital	14	986,393	984,095
Contributed surplus		30,796	30,809
Accumulated other comprehensive income		5,074	6,829
Retained earnings		1,099,011	1,021,883
		2,121,274	2,043,616
Total liabilities and shareholders' equity		$2,732,962	$2,676,568
Commitments and contingencies (note 16)
Subsequent events (note 5 and 14)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and
Comprehensive Income
(Unaudited)

	Three months ended March 31,
		2022	2021
(Expressed in thousands of United States dollars)
(except per share amounts)	Notes

Revenue	8	$295,223	$226,233

Cost of sales
Production costs		144,225	121,369
Depreciation, depletion and amortization		37,489	34,392
Earnings from mine operations		113,509	70,472

Exploration and development costs		8,160	3,462
Corporate administration	9	12,278	4,947
Care and maintenance expense		6,759	6,432
Reclamation recovery	10	(41,964)	(10,867)
Other operating expenses	11	3,494	3,626
Earnings from operations		124,782	62,872

Gain on sale of Greenstone Partnership	20	—	(72,274)
Other non-operating expenses	12	5,323	2,384
Finance costs		892	1,725
Earnings before income tax		118,567	131,037
Income tax expense	13	29,167	19,600
Net earnings from continuing operations		89,400	111,437
Net earnings from discontinued operations	5	—	55,990
Net earnings		$89,400	$167,427

Other Comprehensive Loss
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation		$—	$31
Net loss on derivative instruments	18	(1,755)	(1,678)
Other comprehensive loss		(1,755)	(1,647)
Total comprehensive income		$87,645	$165,780

Earnings per share - continuing operations:
Basic	14	$0.30	$0.38
Diluted	14	$0.30	$0.37
Earnings per share:
Basic	14	$0.30	$0.57
Diluted	14	$0.30	$0.55

Cash dividends declared per common share (C$)		$0.07	$0.05
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
		2022	2021
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings from continuing operations		$89,400	$111,437

Adjustments:
Depreciation, depletion and amortization		38,793	35,872
Reclamation recovery	10	(41,964)	(10,867)
Share-based compensation		2,281	(3,116)
Finance costs		891	1,765
Income tax expense	13	29,167	19,600
Income taxes paid		(24,423)	(1,025)
Gain on sale of Greenstone Partnership	20	—	(72,274)
Other		(1,032)	2,330
		93,113	83,722
Changes in working capital		(64,829)	2,718
Cash provided by operating activities from continuing operations		28,284	86,440
Cash provided by operating activities from discontinued operations		—	66,708
Cash provided by operating activities		28,284	153,148

Investing activities
Property, plant and equipment additions		(19,158)	(18,393)
Acquisition of Goldfield Project	4	(176,737)	—
Proceeds from sale of Greenstone Partnership	20	—	210,291
Proceeds from disposition of property, plant and equipment		1,905	—
Decrease in other assets		—	2,224
Cash (used in) provided by investing activities from continuing operations		(193,990)	194,122
Cash used in investing activities from discontinued operations		—	(68,650)
Cash (used in) provided by investing activities		(193,990)	125,472

Financing activities
Dividends paid	14	(12,272)	—
Payment of borrowing costs		(623)	(691)
Repayment of lease obligations		(1,713)	(2,383)
Proceeds from common shares issued		1,520	2,507
Cash used in financing activities		(13,088)	(567)
(Decrease) increase in cash during the period		(178,794)	278,053
Cash at beginning of the period		947,230	545,180
Cash at end of the period		$768,436	$823,233

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net earnings	—	—	—	—	89,400	89,400
Other comprehensive loss	—	—	—	(1,755)	—	(1,755)
Transactions with shareholders:
Share-based compensation expense	—	—	679	—	—	679
Issued on exercise of stock options	260,287	1,806	(506)	—	—	1,300
Issued under the employee share purchase plan	31,997	253	—	—	—	253
Issued on redemption of restricted share units	30,693	239	(186)	—	—	53
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(12,272)	(12,272)
Balance at March 31, 2022	297,387,727	$986,393	$30,796	$5,074	$1,099,011	$2,121,274

Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net earnings	—	—	—	—	167,427	167,427
Other comprehensive loss	—	—	—	(1,647)	—	(1,647)
Transactions with owners:
Share-based compensation expense	—	—	1,158	—	—	1,158
Issued on exercise of stock options	469,508	3,422	(910)	—	—	2,512
Issued under the employee share purchase plan	28,257	326	—	—	—	326
Issued on redemption of restricted share units	185,879	1,323	(1,319)	—	—	4
Dividends declared (C$0.05 per share)	—	—	—	—	(11,767)	(11,767)
Balance at March 31, 2021	296,511,550	$980,193	$29,530	$9,953	$1,604,355	$2,624,031
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standard (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.
These financial statements were authorized for issuance by the Board of Directors of the Company on May 3, 2022.
3. Accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021. During the first quarter of 2022, the accounting policy summarized below was applied to the acquisition of Goldfield Project.

IFRS 3, Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a signed identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

The Company adopted the following amendments to accounting standards, effective January 1, 2022.

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS16”), to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use.

The Company adopted the revision to IAS 16 when it became effective on January 1, 2022 with no impact on its historical accounting.

New standards and amendments issued but not yet effective or adopted are described below.

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

Comparative figures

Certain comparative figures in the interim financial statements have been reclassified from statements previously presented to conform to the presentation of these interim financial statements as at and for the three months ended March 31, 2022 and 2021. These include reclassifications of amounts related to the discontinued operations described below.

4. Acquisition of Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC (“Gemfield”), owner of Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC (“Waterton”). Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as a asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure.
(2)The milestone payment shall become payable upon the earlier of (i) the date that is 18 months following closing, (ii) Centerra making a construction decision with respect to the project and (iii) a change of control event. At the option of the Company, the deferred milestone payment is payable in cash or common shares of the Company.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million which were separately capitalized to the of property, plant and equipment acquired.

5. Discontinued operation

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company CJSC (“KGC”), the Company’s wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., the “loss of control event”).

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine. Furthermore, on June 1, 2021, the Company’s two wholly-owned subsidiaries, KGC and Kumtor Operating Company CJSC (“KOC”), filed for protection under Chapter 11 of the Federal US Bankruptcy Code in the Southern District of New York.

While the Company remains the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021, that it had lost control of the Kumtor Mine because it cannot effectively exercise power over the relevant activities related to the mine and is no longer exposed to variable returns, nor can it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine have been classified as a discontinued operation in both the current and comparative periods in the condensed consolidated interim statements of earnings and comprehensive income and condensed consolidated interim statements of cash flows and the associated notes to the interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The net earnings from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the period ended March 31, 2022 and 2021 are as follows:

	Three months ended March 31,
	2022	2021
Revenue	$—	$175,620
Cost of sales
Production costs	—	48,349
Depreciation	—	38,463
Standby costs	—	—
Earnings from mine operations	—	88,808
Revenue-based taxes	—	24,587
Exploration and development costs	—	5,852
Other operating expenses	—	2,222
Earnings from operations	—	56,147
Other non-operating expenses	—	117
Finance costs	—	40
Net earnings before income tax	$—	$55,990
Net earnings from discontinued operations	$—	$55,990

The Company’s participation in the future cash flows of the Kumtor Mine remains uncertain, and consequently no value was ascribed to the Company’s interest in KGC. The Company assessed that there was no change in circumstances that would justify the remeasurement of its interest in KGC as at March 31, 2022.
While the Kyrgyz Republic brought forward various claims against KGC, the Company does not believe that they have any merit. Accordingly, the Company did not accrue any liability in the accounts of KGC with respect to any of these claims prior to the loss of control event. Refer to note 16 for disclosure regarding the contingency associated with the loss of control event.
On April 4, 2022, Centerra entered into a global arrangement agreement (the “Arrangement Agreement”) with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic to effect a clean separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of all disputes (together with all other transactions contemplated by the Arrangement Agreement, the “Arrangement”). Under the Arrangement Agreement, among other things:
•Kyrgyzaltyn transferring to Centerra all of its 77.4 million Centerra common shares for cancellation, representing an approximate 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). In satisfaction of the purchase price for the Centerra common shares owned by Kyrgyzaltyn, Kyrgyzaltyn will receive from Centerra the 100% equity interest in its two Kyrgyz subsidiaries and, indirectly, the Kumtor Mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor Mine, including all reclamation and environmental obligations), plus a cash payment of approximately C$36 million, a portion of which will be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn on the share exchange; and

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

•Centerra repaying the inter-company balance between Centerra and KGC by paying $50 million to KGC on closing of the Arrangement and, as to the balance, by way of set-off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.
There is a number of conditions precedent that need to be fulfilled by both the Company and the Kyrgyz Republic to effect the transaction and its recognition in the financial statements. The Arrangement Agreement is also subject to the approval of Centerra shareholders and Ontario court approvals.
6. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2021	$891,223	$353,189	$338,855	$102,800	$1,686,067
Balance January 1, 2022	$835,475	$354,898	$23,910	$57,808	$1,272,091
Balance March 31, 2022	$810,065	$543,123	$21,645	$68,152	$1,442,985
(1)Includes mineral properties of $208.2 million related to the acquisition of Goldfield Project.

During the three months ended March 31, 2022, $210.2 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 4). During the three months ended March 31, 2022, PP&E with a carrying value of $0.3 million was disposed.

During the year ended December 31, 2021, $214.6 million of additions were capitalized to PP&E, inclusive of $95.7 million related to the Kumtor Mine and, as a result of the loss of control of the Kumtor Mine (note 5), assets with a net book value of $629.4 million were derecognized. During the year ended December 31, 2021, PP&E with a carrying value of $14.9 million was disposed.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

7. Other non-current assets and liabilities

	March 31, 2022	December 31, 2021
Other non-current assets
VAT receivable(1)	$1,316	$1,676
Non-current derivative assets(2)	4,872	2,460
Receivable from Orion (note 20)	25,000	25,000
Long-term inventory	1,732	1,734
Other	2,514	1,214
Total other non-current assets	$35,434	$32,084

Other non-current liabilities
Long-term portion of lease obligations	$12,713	$14,053
Post-retirement benefits	4,544	4,382
Deferred milestone payment (note 4)	30,143	—
Long-term derivative liabilities(2)	3,647	990
Total other non-current liabilities	$51,047	$19,425
(1)Relates to the Öksüt Mine.
(2)Relates to the diesel, foreign exchange and copper hedging contracts (note 18).
8. Revenue
Total revenue consists of the following:

	Three months ended March 31,
	2022	2021
Gold revenue	$156,224	$122,373
Copper revenue	68,240	54,005
Molybdenum revenue	58,554	39,546
Other by-product revenue(1)	3,324	4,587
Revenue from contracts with customers	$286,342	$220,511
Metal content and provisional pricing adjustments on concentrate sales	8,881	5,722
Total revenue	$295,223	$226,233
(1) Includes silver, rhenium and sulfuric acid sales.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Corporate administration

	Three months ended March 31,
	2022	2021
Administration and office costs	$10,181	$7,409
Share-based compensation expense (recovery)(1)	2,097	(2,462)
Corporate administration	$12,278	$4,947
(1)Relates to the share-based compensation liability of $8.4 million as at March 31, 2022 (December 31, 2021 - $11.4 million).
10. Reclamation recovery
Reclamation recovery for the three months ended March 31, 2022 was $42.0 million and was primarily attributable to the increase in the risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine and the Thompson Creek Mine. Reclamation recovery for the three months ended March 31, 2021 was $10.9 million and was primarily attributable to the increase in risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine and the Thompson Creek Mine.

For the three months ended March 31, 2022, the risk-free interest rates used in discounting the reclamation provision was 2.4% at the Endako Mine and Thompson Creek Mine. For the three months ended March 31, 2021, the risk-free interest rates used in discounting the reclamation provision were in the range of 2.0% to 2.4% at the Endako Mine and Thompson Creek Mine.

11. Other operating expenses

	Three months ended March 31,
	2022	2021
Selling and marketing(1)	$3,279	$3,301
Other, net	216	325
Other operating expenses	$3,495	$3,626
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
12. Other non-operating expenses

	Three months ended March 31,
	2022	2021
Kumtor Mine litigation and related costs(1)	$6,490	$—
Other	(1,167)	2,384
Other non-operating expenses	$5,323	$2,384
(1)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by KGC and KOC, and related consulting costs.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Income tax expense

The company recognized income tax expense of $29.2 million in the first quarter of 2022, comprising current income tax expense of $37.5 million and deferred income tax recovery of $8.3 million, compared to income tax expense of $19.6 million in the first quarter of 2021, comprising current income tax expense of $15.6 million and deferred income tax expense of $4.0 million. The Company’s effective income tax rate of 24.6% (2021 - 15.0%) for the three months ended March 31, 2022 is slightly lower than the statutory Canadian income tax rate of 26.5%, primarily because of differences between Canadian and foreign income tax rates.
14. Shareholders' equity
a.Earnings per share
Computation for basic and diluted earnings per share from continuing operations:

	Three months ended March 31,
	2022	2021
Earnings - continuing operations	$89,400	$111,437
Dilutive impact related to the RSU plan	—	156
Dilutive impact related to PSU plan	(952)	(3,714)
Diluted earnings - continuing operations for diluted earnings per share	$88,448	$107,879

Basic weighted average common shares (in thousands)	297,251	295,987
Dilutive impact of stock options (in thousands)	585	1,035
Dilutive impact related to the RSU plan (in thousands)	725	951
Diluted weighted average common shares (in thousands)	298,561	297,973

Earnings per share - continuing operations:
Basic	$0.30	$0.38
Diluted	$0.30	$0.37
Computation for basic and diluted net earnings per share from discontinued operations:

	Three months ended March 31,
	2022	2021
Net earnings from discontinued operations	$—	$55,990
Basic weighted average common shares (in thousands)	297,251	295,987
Diluted weighted average common shares (in thousands)	298,561	297,973

Earnings per share - discontinued operation:
Basic	$—	$0.19
Diluted	$—	$0.19

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Computation for basic and diluted earnings per share:

	Three months ended March 31,
	2022	2021
Net earnings	$89,400	$167,427
Dilutive impact related to the RSU plan	—	156
Dilutive impact related to PSU plan	(952)	(3,714)
Diluted earnings	$88,448	$163,869

Basic weighted average common shares (in thousands)	297,251	295,987
Diluted weighted average common shares (in thousands)	298,561	297,973

Earnings per share:
Basic	$0.30	$0.57
Diluted	$0.30	$0.55
For the three months ended March 31, 2022 and 2021, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities, excluded from the calculation, are summarized below:

	Three months ended March 31,
	2022	2021
Excluded from earnings per share from continuing operations (in thousands)	1,668	—
Excluded from earnings per share (in thousands)	1,668	—
b. Dividends

On May 17, 2021, the Company announced that, as a result of the seizure of the Kumtor Mine by the Kyrgyz Republic, dividends or distributions on the Company’s common shares that would otherwise be payable to Kyrgyzaltyn, or its affiliates, would be waived and donated to the Company, to the extent such dividends or distributions could be attributed reasonably to KGC, the Kumtor Mine’s assets and operations or distributions from KGC under the 2009 Restated Shareholders’ Agreement (the “2009 RSA"). As a result, Kyrgyzaltyn did not receive its portion of the C$0.05 per share dividend paid from June 2021 to March 2022. Based on the Company’s interpretation of the 2009 RSA, the Company does not believe it has an obligation related to these amounts, totalling $16.0 million ($15.2 million, net of withholding taxes) in the future.

On May 3, 2022, the Board approved another quarterly dividend of C$0.07 per share to shareholders of record on May 18, 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

15. Supplemental disclosure
a.Changes in working capital

	Three months ended March 31,
	2022	2021
Increase in amounts receivable	$(63,670)	$(8,260)
(Increase) decrease in inventory	(7,851)	11,925
Decrease (increase) in prepaid expenses	2,850	(202)
Increase (decrease) in trade creditors and accruals	4,611	(1,329)
(Decrease) increase in other taxes payable	(769)	584
Changes in working capital	$(64,829)	$2,718
16. Commitments and contingencies
Commitments
As of March 31, 2022, the Company has entered into contracts to acquire property, plant and equipment totalling $4.6 million.
Contingencies
Kumtor Mine
As a result of the loss of control event, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost (note 5).

On May 17, 2021, the Company announced that it initiated binding arbitration against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. This claim was further amended to add Kyrgyzaltyn as a respondent.

On April 4, 2022, the Company entered into the Arrangement Agreement (note 5). As part of the Arrangement Agreement, the Company has suspended the arbitration proceedings following the signing of the Arrangement Agreement and has agreed to fully terminate the arbitration proceedings upon the closing of the Arrangement.

Despite the entering into of the Arrangement Agreement, several risks remain to completion. If Centerra is unable to complete the Arrangement in a manner that provides for a clean separation from Kyrgyzaltyn and the Kyrgyz Republic, the Arrangement may not close. In case the Arrangement is not closed, Centerra may continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings. No assurances can be given that the Arrangement will be completed on a timely basis or at all or, in the event that the Arrangement is not completed, that Centerra will be successful in the foregoing legal proceedings.
Mount Milligan Mine

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
17. Related party transactions
a.Kyrgyzaltyn
The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended March 31,
	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$—	$176,561
Deduct: refinery and financing charges	—	(941)
Net revenue received from Kyrgyzaltyn(1)	$—	$175,620
(1)Presented in results from discontinued operations.
b.Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	Three months ended March 31,
	2022	2021
Sales to Sojitz	$2,198	$3,099
Deduct: commission charges	(22)	(57)
Revenue(1)	$2,176	$3,042
(1)Amount receivable from Sojitz as at March 31, 2022 was $0.2 million (December 31, 2021 - $2.6 million).

18. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments, accounts payable and accrued liabilities (including share-based compensation liability), other non-current assets (including amounts receivable from Orion) and other non-current liabilities (deferred milestone payment to Waterton).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

	March 31, 2022	December 31, 2021
Derivative instrument assets
Current
Foreign exchange contracts	$9,001	$7,708
Fuel contracts	5,580	3,369
Copper contracts	1,160	694
	15,741	11,771
Non-current
Foreign exchange contracts	3,002	550
Fuel contracts	1,823	852
Copper contracts	47	1,058
	4,872	2,460
Total derivative instrument assets	$20,613	$14,231

Derivative instrument liabilities
Current
Foreign exchange contracts	$—	$21
Royal Gold deliverables(1)	1	(590)
Copper contracts	12,272	3,528
	12,273	2,959
Non-current
Foreign exchange contracts	228	984
Fuel contracts	—	6
Copper contracts	3,419	—
	3,647	990
Total derivative instrument liabilities	$15,920	$3,949
(1)Relates to Royal Gold deliverables which are gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at March 31, 2022 that are accounted for as hedges are summarized below:

		Average Strike Price				Total Position
Instrument	Unit	2022	2023	2024	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$63/$69	$73/$78	N/A	Fixed	43,600
ULSD swap contracts	Barrels	$62	$79	$82	Fixed	108,100
Foreign exchange contracts
US$/C$ zero cost-collars	CAD	$1.28/$1.35	$1.24/$1.30	$1.25/$1.32	Fixed	405,000,000
US$/C$ forward contracts	CAD	$1.29	$1.27	$1.29	Fixed	277,000,000
Copper contracts
Copper zero-cost collar contracts	Pounds	$3.66/$4.82	$4.00/$4.91	$4.00/$5.06	Fixed	64,600,000
Fuel contracts
The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Mount Milligan Mine. The fuel hedge contracts are expected to settle by the end of 2024.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by the end of 2024.
Copper contracts

The Company applies hedge accounting to copper contracts. In the first quarter of 2022, the Company added no new hedge positions relating to the Mount Milligan Mine’s expected copper sales (net of sales under Royal Gold streaming arrangement) for 2022. In the first quarter of 2022, the Company also extended its copper hedge program by entering zero-cost collars relating to the Mount Milligan Mine’s expected copper sales (net of sales under Royal Gold streaming arrangement) for 2023 and 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the amounts reclassified to the statements of earnings:

	2022	2021
Fair value movement of derivative financial instruments	$(2,087)	$8,602
Reclassified to net earnings from continuing operations	332	(10,280)
Loss included in OCI(1)	$(1,755)	$(1,678)
(1)Includes tax recovery of $0.6 million (March 31, 2021 - recovery of $0.5 million).
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold. Changes in fair value of non-hedge derivatives at each reporting date are included in the condensed consolidated interim statements of earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

For the Royal Gold deliverables, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
The non-hedge derivative instruments outstanding as at March 31, 2022 are expected to settle by the end of 2022, and are summarized as follows:

Instrument	Unit	Type	Total Position
Royal Gold deliverables
Gold forward contracts	Ounces	Float	25,210
Copper forward contracts	Pounds	Float	2,315,000

b.Provisionally-priced contracts
Certain gold-copper concentrate sales contracts contain an embedded derivative and are marked to market at the end of each reporting period. As at March 31, 2022, the Company’s trade receivables with embedded derivatives had a fair value of $60.8 million (December 31, 2021 - $28.1 million), representing a mark-to-market adjustment on 8.8 million pounds of copper and 41,153 ounces of gold (December 31, 2021 - 12.1 million pounds of copper and 77,164 ounces of gold).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the condensed consolidated interim statement of financial position were as follows:

March 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced receivables	$—	$60,779	$—	$60,779
Marketable securities	1,773	—	—	1,773
Derivative financial instruments	—	20,613	—	20,613
	$1,773	$81,392	$—	$83,165

Financial liabilities
Deferred milestone payment to Waterton	$—	$30,143	$—	$30,143
Derivative financial instruments	—	15,920	—	15,920
Share-based compensation liability	8,405	—	—	8,405
	$8,405	$46,063	$—	$54,468

December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced receivables	$—	$28,068	$—	$28,068
Marketable securities	2,171	—	—	2,171
Derivative financial instruments	—	14,230	—	14,230
	$2,171	$42,298	$—	$44,469

Financial liabilities
Derivative financial instruments	$—	$3,949	$—	$3,949
Share-based compensation liability	11,444	—	—	11,444
	$11,444	$3,949	$—	$15,393
During the three months ended March 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

19. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.
The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation and consequently is no longer being reviewed by the CODM. The results of the Kumtor Mine are presented as part of net earnings from discontinued operations in the comparative period.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended March 31, 2022
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$134,061	$59,569	$295,223	$—	$295,223
Cost of sales
Production costs	21,142	58,597	64,486	144,225	—	144,225
Depreciation, depletion and amortization	12,576	23,455	1,458	37,489	—	37,489
Earnings (loss) from mine operations	$67,875	$52,009	$(6,375)	$113,509	$—	$113,509
Exploration and development costs	441	3,414	—	3,855	4,305	8,160
Corporate administration	—	—	—	—	12,278	12,278
Care and maintenance	—	—	3,729	3,729	3,030	6,759
Reclamation recovery	—	—	(41,964)	(41,964)	—	(41,964)
Other operating expenses	—	3,046	448	3,494	—	3,494
Earnings from operations	$67,434	$45,549	$31,412	$144,395		$124,782
Other non-operating expenses					5,323	5,323
Finance costs					892	892
Earnings before income tax						$118,567
Income tax expense					29,167	29,167
Net earnings						$89,400
Additions to property, plant and equipment(1)	$(518)	$9,744	$222	$9,448	$200,728	$210,176
(1)Corporate and other includes the property, plant and equipment related to the acquisition of Goldfield Project (note 5).

Three months ended March 31, 2021
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$49,899	$135,496	$40,838	$226,233	$—	$226,233
Cost of sales
Production costs	16,117	69,104	36,148	121,369	—	121,369
Depreciation, depletion and amortization	9,727	22,925	1,740	34,392	—	34,392
Earnings from mine operations	$24,055	$43,467	$2,950	$70,472	$—	$70,472
Exploration and development costs	333	912	(1)	1,244	2,218	3,462
Corporate administration	—	5	—	5	4,942	4,947
Care and maintenance	—	—	3,241	3,241	3,191	6,432
Reclamation recovery	—	—	(10,867)	(10,867)	—	(10,867)
Other operating expenses	43	2,849	728	3,620	6	3,626
Earnings from operations	$23,679	$39,701	$9,849	$73,229		$62,872
Gain on sale of Greenstone Property					(72,274)	(72,274)
Other non-operating expenses					2,384	2,384
Finance costs					1,725	1,725
Earnings before income tax						$131,037
Income tax expense					19,600	19,600
Net earnings from continuing operations						111,437
Net earnings from discontinued operations						55,990
Net earnings						$167,427
Additions to property, plant and equipment(1)	$5,773	$12,092	$667	$18,532	$(2,602)	$15,930
(1)Excludes additions to property, plant and equipment related to discontinued operations of $65.3 million.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

20. Sale of Greenstone Partnership
On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021. Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. As a result, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was recorded in other non-current assets (note 7).

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of March 31, 2022 due to significant uncertainty associated with the Greenstone project.